Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918

PRESS RELEASE, JANUARY 10, 2018

STATEMENT BY THE BOARD OF DIRECTORS OF COM HEM IN RELATION TO THE MERGER WITH TELE2

The Board of Directors of Com Hem unanimously recommends that the shareholders of Com Hem vote in favor of the Merger.
Background
Tele2 Group, (NASDAQ Stockholm Exchange: TEL2 A and TEL2 B) and Com Hem Holding AB (Nasdaq Stockholm: COMH), today jointly announced that the Board of Directors of Tele2 AB (publ) (“Tele2”) and the Board of Directors of Com Hem Holding AB (publ) (“Com Hem”) have agreed on a combination of Tele2 and Com Hem through a statutory merger in accordance with the Swedish Companies Act (the “Merger”), creating a leading integrated connectivity provider referred to as the “Combined Company”. The Merger will be implemented by Tele2 absorbing Com Hem.
This statement is made by the Board of Directors of Com Hem (the “Board”) pursuant to Section II.19 of the Takeover Rules issued by Nasdaq Stockholm. The Com Hem board member Thomas Ekman has not participated in the negotiations and agreement of the Merger.
The evaluation of the Merger by the Board
The Board’s opinion of the Merger is based on an assessment of a number of factors that the Board has considered relevant in relation to the evaluation of the Merger. These factors include, but are not limited to strategic benefits of the Merger and the share premium for Com Hem’s shareholders.
The Board believes that there are a number of strategic benefits to Com Hem from combining its operations with Tele2, including:

•
Creating a leading integrated connectivity provider in the Swedish telecommunications market by merging an award-winning mobile network with the fastest national fixed network and the widest range of content in the market.

•	Potential to unlock meaningful long-term value through opex, capex and revenue synergies, in total expected to be around SEK 900 million to be achieved within five years.
•	Building strength by creating the Combined Company with increased scale and product diversification.

Based on the latest thirty trading days volume weighted average share price of the Tele2 B share, the offer values Com Hem at SEK 146.00 per share, a 15.9 percent premium over its last thirty trading days volume weighted average price and a 11.8 percent premium on its last closing price of SEK 130.60 on January 9, 2018.
The Board of Directors of Com Hem considers the Merger Consideration to be fair, from a financial point of view to the holders of Com Hem common stock (other than Tele2 and its affiliates) and this view is supported by a fairness opinion from Bank of America Merrill Lynch, acting as financial advisor to the Board of Directors of Com Hem, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of shares of Com Hem common stock (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders.
Based on the above, the Board unanimously recommends the Com Hem shareholders to vote in favor of the Merger.
In the joint announcement of the Merger, Com Hem and Tele2 has stated the following with respect to the management and employees of Com Hem:
“Management and key employees of Tele2 and Com Hem are entitled to receive, subject to certain performance conditions, an integration and retention incentive corresponding to 12 – 24 months base salary in connection with the completion of the Merger and first phase of integration. Except as outlined above, there are currently no decisions on any material changes to Tele2’s or Com Hem’s employees or to the existing organization and operations, including the terms of employment and locations of the business.”
The Board confirms that it is too early to determine what effect the implementation of the Merger will have on Com Hem’s operations and employees. The Board looks forward to further develop the strategic plans for the Combined Company and the effect these may be expected to have on employment and the places where Com Hem carries on its business.
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:01 CET on January 10, 2018.

For queries, please contact:

Investors
Marcus Lindberg, Investor Relations Manager
Tel: +46(0)734 39 25 40
marcus.lindberg@comhem.com

Media
Fredrik Hallstan, Head of PR
Tel: +46 (0)761 15 38 30
press@comhem.com

About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through four subsidiaries; Com Hem AB, Boxer TV Access AB, Phonera Företag AB and iTUX Communication AB. In 2016, Group sales totalled SEK 5,665 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
This statement is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This statement is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS
This statement may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date of this statement and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this statement, or at all.

NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.